Exhibit 99.2
CTRIP.COM INTERNATIONAL, LTD.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: CTRP)
NOTICE OF ANNUAL GENERAL MEETING
To be held on October 15, 2009
NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Ctrip.com International, Ltd. (the “Company”) will be held at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China on October 15, 2009 at 1:00 p.m. (local time). No proposal will be submitted to shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.
The Board of Directors of the Company (the “Directors”) has fixed the close of business on September 25, 2009 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.
Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.
Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.ctrip.com, or by writing to Investors Relations Department, Ctrip.com International, Ltd., 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, or by email to z_lin@ctrip.com.

By Order of the Board of Directors, Ctrip.com International, Ltd.

James Jianzhang Liang Chairman

Shanghai, PRC
September 25, 2009